Filed by Marathon Petroleum Corporation
Commission File No.: 001-35054
Pursuant to Rule 425 under the
Securities Act of 1933, as amended

Subject Company:
Andeavor
Commission File No.: 001-03473

The following presentation was first made available by Marathon Petroleum Corporation on its website and at the Barclays 2018 CEO Energy-Power Conference in New York, New York on September 5, 2018.